EXHIBIT 4.25

Fixed Asset Loan Agreement

Number: 2011 Ying Zi Number 1111200015

■        This Agreement is a specific agreement under the credit facility agreement numbered      /      (blacken the box if applicable).

Lender:	Guiyang Branch of China Merchants Bank Co., Ltd. (hereinafter referred to as “Party A”)
Principal Officer:	Zhang Qing Dian

Borrower:	Guizhou Dayun Mining Co. Ltd. (hereinafter referred to as “Party B”)
Legal Representative/
Principal Officer:	Jia Zhi Gang

Party A and Party B, through friendly negotiations, reach an agreement on Party A providing a fixed asset loan for Party B at its request and hereby enter into this Agreement:

Section 1

Basic Requirements for the Loan

Article 1

Type of the Loan

The Loan shall be an infrastructure loan.

Article 2

Currency and Amount of the Loan

Renminbi (in word) Three Hundred Million Only

Article 3

Purpose of the Loan

The Loan shall be used solely for the project construction of Dayun Coal Mine in Gaoping Town, Jinsha County with a production capacity of 600,000 ton/ year.  Without the written approval of Party A, Party B shall not alter the purpose of the Loan.

The total investment amount for the project approved by the state department concerned is Renminbi Four Hundred Fifty-six Million Three Hundred Twenty-five Thousand and Nine Hundred, of which Renminbi One Hundred Thirty-six Million Eight Ninety-seven Thousand Seven Hundred and Seventy should be self-financed by Party B or Party B’s shareholders whereas Renminbi Three Hundred Nineteen Million Four Hundred Twenty-eight Thousand One Hundred and Thirty should be raised from various types of financial institutions.

Article 4

Tenure of the Loan

The Loan shall have a tenure of six years.  The loan tenure shall start on December 20, 2011 and continue until December 19, 2017 (the contracted maturity date).  The drawdown period is from December 20, 2011 to December 19, 2017.  Within this period, Party B can draw down in stages.  Party A shall not accept any new drawdown applications submitted beyond this period.  The grace period is from December 20, 2011 to December 19, 2014, during which Party B is obligated to pay only the interest due on its loan and no principal payments have to be made.  The repayment period shall begin on December 20, 2014 and end on December 19, 2017.    Within this period, Party B shall repay the principal with interest at least every six months (Party A may also demand more frequent repayments in accordance with the project progress).  The specific repayment plan shall be the one proposed in the drawdown application.  In case of any discrepancy between the repayment date specified in the drawdown application and the one stipulated in the loan agreement, the latter shall prevail.  Should installment repayment arrangements be made in the drawdown application, Party B is obligated to pay the installments at the times specified in the drawdown application.  As for the maturity date, however, the one stipulated in the loan agreement shall prevail.  The repayment period determined at the time of final drawdown shall not exceed the tenure of the Loan.

Article 5

Interest Rate and Interest

5.1	Interest Rate

5.1.1	A □ fixed ■ floating rate is used in the Loan (blacken the appropriate box).

5.1.2	Determination of interest rate within the contract period

For an RMB loan, the interest rate shall be 30% ■ above □ below (blacken the appropriate box) the benchmark lending rate for loans with a term of ____ months / over 5 years as stipulated by the People’s Bank of China on the interest determination date.

For a foreign currency loan, the interest rate shall be the benchmark lending rate for loans of the same currency with a term of ____ months / ____ days on the interest determination date or one or two preceding business day, □plus/ □minus (blacken the appropriate box) _______ basis points (BPs).  Party A shall have the right to determine the actual date (interest determination date or one or two preceding business day) whether the in accordance with international concession.

The interest determination date is used to determine the benchmark lending rate of the loan period or the float period.  The interest determination date shall be the actual drawdown date in case the loan is a fixed interest rate loan.  If the loan is a floating interest rate loan, the interest determination date shall be calculated in accordance with the requirement of clause 5.1.3.

The interest rate of 30% ■ above/ □ below (blacken the appropriate box) (refer thereafter as the “Floating Ratio”) the benchmark lending rate or □ plus/ □ minus _______ basis points (refer thereafter as the “BPs”) as agreed in the previous clause refers to the Floating Ratio or BPs as at the signing date of this agreement.  Party A shall have the right to adjust the Floating Ratio or BPs on a regular or irregular basis in accordance with the change in the state policy, condition in the loan market or own lending policy of Party A.  The adjustment decision shall be given by Party A to Party B in writing five business days in advance.  The adjustment shall be effective upon the notice.  All the new drawdown and the drawdown previously withdrawn prior to the notice and the drawdown not yet settled shall be calculated in accordance with the new Floating Ratio or BPs as stipulated in the notice of Party A.  The benchmark lending rate and the float period remain referenced to the relevant clause of this agreement.

5.1.3

If floating rate is used in the loan, the rate shall be adjusted every 12 months/ ___ days.  The benchmark lending rate of each floating interest period shall be determined according to requirement of clause 5.1.2.

The actual withdrawal date of the loan is the interest determination date of the first float period.  The first day of each subsequent float period shall be the interest determination date of that float period.

5.1.4	If Party B diverts the loan proceeds, penalty interest of 100% above the original interest rate shall be charged on the amount of the diverted proceeds from the date when the proceeds are diverted.

5.1.5	If Party B fails to repay the loan on the due date, penalty interest of 50% above the original interest rate shall be charged on the overdue amount from the due date.

The original interest rate refers to the applicable interest rate on or before the loan due date (including any early due date).  In case of floating interest rate loan, the applicable interest rate is the rate on the last float period of the loan due date (including any early due date).

If there exists diverted proceeds and overdue simultaneously, the penalty interest rate shall be the higher of the two mentioned above.

5.1.6	The benchmark lending rate shall be adjusted during the tenure of the loan in accordance with the latest promulgation by the People’s Bank of China.

5.2

Interest calculation: Loan interest shall be calculated from the actual withdrawal date on Party B’s bank account on the basis of the actual withdrawal amount and the actual number of days the amount borrowed.  Interest is calculated on a monthly basis and the 20th day of each month is the interest settlement date.  The daily interest rate shall be calculated in accordance with the relevant regulation of the Peoples Bank of China or international concession.

5.3

Interest payment: Party B shall pay the interest on the interest settlement date.  Party A shall deduct the interest directly from Party B’s bank account.  In the event of failure to pay the interest on time by Party B, Party A shall have the right to compound the outstanding interest according to the lending rate of the same tenure.

5.4	The benchmark lending rate shall be adjusted during the tenure of the loan in accordance with the latest promulgation by the People’s Bank of China.

Section 2

Conditions Precedent to the Loan

6	Party B shall satisfy the following conditions within 30 days of signing the loan agreement, otherwise Party A does not have the lending obligations under the loan agreement:

6.1	Party A gas duly received the following documents:

6.1.1

The certified true copy by Party B’s common seal of Party B’s by-laws, business registration certificate, signing specimen copy of legal representative and directors as registered in the industrial and commercial registration bureau;

6.1.2	A certified true copy by Party B’s common seal the copy of capital verification report issued by a qualified certified public accountants firm;

6.1.3	A certified true copy by Party B’s common seal the copy of the identity card of the legal representative;

6.1.4

Party B has furnished Party A with original copy of the valid, genuine and legal resolutions and authorizations of the board of directors or other authorities approving the application, signing and performance of this Agreement (including the acceptance of all the conditions herein);

6.1.5

Party B has furnished Party A with all the valid and genuine approval documents of relevant government bureaus concerned if the projects under this Agreement require specific approval by relevant government bureaus concerned;

6.1.6

A legal, valid and genuine resolution of the Guarantor authorizing the provision of security interest has been furnished and all relevant procedures have been completed together with the Guarantor’s by-laws, business registration certificate, signing specimen copy of legal representative and directors certified by Guarantor’s common seal.

6.2

All the security/ pledge documents have been duly performed and executed in accordance with the applicable legal requirement in case there is any security/ pledge.  All original copy of the relevant tile certificate(s) and registration document(s) have been retained by Party A for custody.

6.3

All the security/ pledge documents have been duly performed and executed in accordance with the applicable legal requirement in case there is any security/ pledge.  All original copy of the relevant tile certificate(s) and registration document(s) have been retained by Party A for custody.

6.4	This Agreement and the corresponding guarantee agreement(s) have been duly signed and executed.

6.5	Party B has opened a settlement bank account in Party A in accordance with Party A’s requirement.

6.6

Party B has satisfied with the provisions of the capital system on investment project issued by the State and Party A provided the following special requirements on the project capital in the project under the specific loan: Party B has partly invested its own capital on the project prior to this loan and all the construction capital has been obtained except Party A’s loan.

6.7	Where the loan under this contract is used for real estate development, the following conditions must be also satisfied:

6.7.1

Party B has obtained real estate development license issued by the competent authorities, or had the capacity to development the project under this loan contract, and other special qualification required by Party A shall also be satisfied;

6.7.2

The real estate development which plans to use the loan under this contract has been included in the national or local construction and development plan, the project approval or registration documents are lawful, complete, true and valid;

6.7.3

The real estate development which plans to use the loan under this contract has been obtained the legitimate and valid Certificate for the Use of State owned Land, Land Use Permit, Planning Permit of Construction Engineering and Project Construction Permits;

6.7.4	The land ownership of real estate development which plans to use the loan under this contract must be clear and free of claims.

6.8	Party B has provided Party A with other legitimate and valid documents required by Party A related to the project.

6.9	/

6.10	/

6.11	/

Article 7

The condition precedent is defined for protecting rights and interests of Party A, and Party A shall have right to unilaterally to reduce the requirements on the conditions precedent.

Section 3

Purpose and Repayment of the Loan

Article 8

Withdrawal by Instalment

8.1

Party B shall withdraw the loan under this contract by instalment within the     availability period. Party A shall have no obligation to accept any withdrawal request made by Party B after the Availability Period.

8.2

Party A shall have right to direct Party B to open the account at Party A to accept the loan and payment (special account for the project); if the special account is opened, all loan issuance and payment must be handled through this account.

8.3	Party B must satisfy with the following conditions upon withdrawal, otherwise Party A shall have right to withhold its drawdown application:

8.3.1	The submitted documents required by Party A are true, legitimate and valid;

8.3.2	Each declaration and guaranty made by Party B under this contract is true, legitimate and valid;

8.3.3

If the drawdown application made by Party B for the same beneficiary with the single loan for more than or equivalent to RMB 5 million Yuan (or the equivalent foreign exchange), or more than or equivalent to 5% of the project total investment amount defined in the Article 3 of this contract, and also the amount more than or equivalent to RMB 500,000 Yuan (or the equivalent foreign exchange), then Party B must provide Party A with the related transaction documents within the period limited by Party A and commits Party A to pay the loan to the third party (Committed Payment by Lender);

Committed Payment by Lender means Party A pay the loan to the person which is party to contract with Party B upon drawdown application of Party B and payment commission;

8.3.4

Before each withdrawal of the loan, Party B shall guarantee the same proportion (determined in accordance with provisions of Article 3 of this contract) of construction capital matches to withdrawal amount has been fully obtained;

8.3.5	Before each withdrawal of the loan, the actual progress of the fixed asset project under this contract has matched to completed investment;

8.3.6	There are no breach events made by Party B under this contract.

8.4

Upon withdrawal, Party B shall submit drawdown application, loan deed, other documents required by Party A as the case may be. Otherwise, Party A shall have right to reject the drawdown application. The drawdown application must clearly set out repayment schedule.

Upon committed payment, the use certification for loan submitted by Party B must satisfy with the following requirements in the substance and form: / .

8.5	Upon receipt of drawdown application and use certification for loan, if Party A grants the loan after review, it will record the actual issuance date, period, amount of each loan on the loan deed.

8.6

If the loan is paid by committed payment, Party B authorizes Party A to pay the fund to the person which is party to contract with Party B upon the issuance date (not later than the later working days following the issuance date) through Party B’s account.

Article 9

Instalment Repayment

9.1	Party B shall fully repay each loan in time in accordance with the corresponding repayment date and amount recorded on the drawdown application.

9.2	Party B shall keep the sufficient fund at the account opened at Party A before each repayment date and Party A may directly deduct it upon repayment date.

9.3	Party B shall repay the loan the same currency when withdraws.

□ 9.4

Both parties agree that the income obtained from the project under this contract shall be deposited at the following account opened by Party B and be used for payment in accordance with conditions and mode agreed by both parties (if this article is selected, please blacken the box).

The account information:
Name: Guizhou Dayun Mining Co. Ltd.;
Bank: Guiyang Branch of China Merchants Bank Co., Ltd.;
Account Number: xxxxxxxxxxxxx0902

Party B must follow the requirements on the proportion of cash flow and balance of account:
/

Party B must follow the conditions on the external payment:
/

Party A shall have right to limit the non-onsite payment of the above account, such as the online bank payment, telephone bank and free withdrawal.

Party B shall submit the cash flow related to the above account and cooperate with Party A to supervise the related accounts and capital return.

Article 10

Early Repayment

10.1

Party B may apply for early repayment from Party A, provided that Party B shall submit the written application to Party A seven days prior to the scheduled repayment date and the early repayment application specifies the scheduled repayment date and amount.

10.2

If Party A approves the early repayment, Party B shall conduct repayment procedures in accordance with reverse order of repayment schedule specified in the Article 9.1 of this contract, which means the last matured loan, shall be first repaid and so on.

10.3	The payable interest for the early repaid loan shall be paid in accordance with the actual loan period. Party B shall pay the due interest on the planed repayment date at the request of Party A.

Article 11

Loan Extension

If Party B fails to repayment any loans under this contract on time, it shall notify of Party A in writing one month before maturity date of such loan; Party A shall have right to decide whether to grant the extension in accordance with its loan policy. If Party A grants extension, both parties shall negotiate the extended repayment schedule, and separately enter into written Extension Agreement. If Party A refuses to grant extension, this contract shall be performance as agreed. The loan and payable interest has been utilized by Party B shall be paid in accordance with provisions of this contract.

Section 4

Guarantee Conditions

Article 12

The following guarantee measures shall be adopted for the loan and interest and all other relevant costs under this contract (blacken the box according to practice conditions for the following):

■ 12.1

The guarantors Feishang Group, the actual controller Li Feilie, Gouchang Coal Mine in Nayong County and Liuzhi Special Zone Zhulinzhai Coal Mine designated by Party B are for the loan claim under this contract, who must issue irrevocable warranty for Party A, and

■ 12.2

The loan claim under this contract is with the mining right of Dayun Coal Mine of Gaoping Town, Jinsha County as the mortgage (pledge) which is owned or disposed according to law by Guizhou Dayun Mining Co., Ltd., both parties sign mortgage (pledge) contract otherwise;

□ 12.3	Other way of guarantee

All equity of Guizhou Dayun Mining Co., Ltd. which is owned or disposed according to law by HANNAI YANGPU DASHI ENTERPRISE CO., LTD. is as the mortgage (pledge) for the loan claim under this contract, both parties sign mortgage (pledge) contract otherwise.

In case this contract is the specific contract under the credit facility agreement, this clause is not applicable, the debt under this contract is included automatically into the guarantee scope of the maximum mortgage/pledge contract signed with Party A or of the guarantors who issue maximum irrevocable warranty to Party A.

Article 13

In case the guarantors fail to sign guarantee texts and handle guarantee procedures, Party A has the right to refuse issuing the loan to Party B.

Section 5

Expenses Conditions

Article 14

In case the expenses incur because of credit investigation, inspection, notarization etc. related to this contract, as well as Party B cannot pay back the loan and interest under this contract and pay due expenses on schedule, Party B shall assume all the expenses in full amount which are all the costs of legal fees, court fees, travel charges etc. paid by Party A in order to realize the claim, Party B authorizes Party A to deduct them directly from its bank account. In case of balance, Party B guarantees to pay back in full amount in time upon receipt of Party A’s notice.

Section 6

Conditions of Statement and Guarantee

Article 15

Party B makes following statement and guarantee to Party A.

15.1	Party B is the legal entity established according to Chinese law ad existing legally, which has full capacity for civil conduct to sign and fulfil this contract;

15.2

Party B is authorized validly by the board of directors of Party B or other authorities to sign and fulfil this agreement, this contract is binding on Party B legally since signature date of this contract;

15.3

The loan project and loan items conform to the requirements of laws and regulations, and the loan cannot be used as the registered capital, share capital, and to pay for land use right fee, compensation for demolition etc.;

15.4

In case the automatic payment method by Party B is adopted for the payment of loan, Party B shall report in summary to Party A the situation of payment of loan periodically, and Party A has the right to check whether loan payment conforms to agreed use by account analysis, certificate inspection, site investigation etc.

The automatic payment by the borrower refers to that Party B pays to the counterparty conforming to agreed use of this contract after Party A issues loan to Party B’s account according to Party B’s withdrawal applications.

15.5

Party B shall provide its report to Party A periodically according to Party A’s requirements, whose truth and validity shall be guaranteed; in case that the loan under this contract is used in project construction, Party B shall provide documents such as stage reports of project construction to Party A periodically according to Party A's requirements, whose truth and validity shall be guaranteed;

15.6

Various documents, materials and certificates related to Party B, guarantors,    mortgagors (pledgers), guaranty (collateral security) provided by Party B shall be true, accurate, complete and valid during contract execution period, which shall not include major mistakes deviating from the truth or omit any material fact;

15.7

When signing this contract, no legal action, arbitration or criminal and administrative penalty which shall have great impact on Party B or Party B’s major properties shall occur, and which shall not occur during contract execution period in prediction;

15.8

In operating activities, Party B shall abide by various laws and regulations of the state strictly, conduct various businesses according to the business scope regulated in Party B’s Business License for Enterprise as Legal Entity strictly, and handle annual check and registration procedures of enterprise (legal entity);

15.9

Party B shall maintain or improve current management level, ensure the inflation-proofing and appreciation of the assets in hand, not give up any due claim, as well as not dispose major properties in hand by free or other improper ways;

15.10

Party B shall ensure that 30% of total project amount or 90% of cash flow received by Party B flows into the account agreed in article 9.4, and the capital amount in the account at any time during loan period shall not be less than RMB        /        (the foreign currency shall be converted according to the exchange rate issued by Party A when calculation); our bank is the sole lending bank and all funds shall return to our bank.

15.11	When signing this contract, no other major events possible to influence Party B’s fulfilling obligations shall occur for Party B.

Section 7

Rights and Obligations

Article 16

The Party A’s Rights and Obligations

16.1	The Party A shall have the rights as below:

16.1.1	Request the Party B to repay the loan and its interest at the maturity date;

16.1.2	Request the Party B to provide all materials relevant to the loan;

16.1.3	Be informed about the Party B’s production and operation and financial situation;

16.1.4	Supervise the Party B’s utilization of the loan according to the specified use under the Agreement;

16.1.5	Supervise the progresses of the Project and offer proposals and make requirements thereof in case the loan is used in the construction of the Project.

16.1.6

Supervise the bank account opened by the Party B in the Party A’s facilities, and entrust other institutions of China Merchants Bank other than the Party A to oversee the bank account of the Party B, and manage the disbursement of the loan according to the intended use and scope of the loan as agreed by both Parties.

16.1.7	Transfer the loan and its interest and relevant costs and expenses thereof from the Party B’s bank account directly.

16.1.8

Assign the creditor’s rights owned by the Party B, and via any method it deems appropriate, including but not limited to facsimile, mail, courier, public notice in a public media etc., notify such assignment, and make collection of the said amount on the Party B.

16.1.9	Where the Party B fails to fulfil the obligations under this Agreement, the Party A is entitled to take measures provided in this Agreement.

16.2	The Party A shall assume the obligations as below:

16.2.1	Grant the loan to the Party B according to specified conditions.

16.2.2

Comply with the confidentiality obligations regarding the Party B’s debts, finance, production and operation situation, unless otherwise provided by laws and regulations or otherwise required by relevant supervisory organizations.

Article 17

The Party B’s Rights and Obligations

17.1	The Party B shall have the rights as below:

17.1.1	Draw and use the full amount of the loan as specified in the Agreement;

17.1.2	Request the Party A to observe the confidentiality obligations regarding the materials provided by the Party B according to the Agreement.

17.2	Party B shall assume the obligations as below:

17.2.1

Fully provide all documents and materials as required by the Party B and other information such as deposit bank, bank account number and balance of loan, and coordinate with the Party B in carrying out investigations, reviews and examinations.

17.2.2

Accept the Party A’s supervision on use of loan and production, operations and financial situation, coordinate with the Party A in reviewing financial data and materials related to fixed assets under this Agreement and provide convenience for the Party A’s site investigations, and take appropriate measures according to the Party A’s proposals or requests.

17.2.3

Use the loan according to the specified use under this Agreement, and comply with the requirements of management of loan withdrawals by the Party A, and report to the Party A about withdrawals on a regular basis.

17.2.4	Fully repay the loan and its interest on the maturity date according to the Agreement.

17.2.5	Prior to a whole or partial assignment to a third party of the debt under this Agreement, the Party B shall obtain formal consent from the Party A.

17.2.6

Shall notify the Party A of the followings events and shall actively carry out the safeguarding measures on full and timely payment of the amount of the loan and its interest and other expenses incurred thereby under this Agreement as required by the Party A.

17.2.6.1	In case of substantial financial losses, property losses or other type of financial crisis.

17.2.6.2	In case the Party B provides to a third party loan in excess of one hundred million Yuan RMB or a guarantee on a debt in excess of one hundred million Yuan RMB to a third party.

17.2.6.3	In case of lowering of credit status, or in case profitability of main business weakens;

17.2.6.4	In case of wind-up of business, withdrawal or cancellation of business license, application for bankruptcy by itself or by other party or application for dissolution.

17.2.6.5	In case major crisis takes places in business operation or financial situation in Controlling holders, actual controller or other affiliated companies and affect its normal operations.

17.2.6.6

In case personnel change takes places in the Party B’s legal representative, directors or senior management, or in case of law violation or breach of principle, the above-mentioned personnel’s personal liberty is restricted and therefore affects its normal operations.

17.2.6.7	A change of over / % of number of shareholders or shareholding.

17.2.6.8	A material related transaction takes place between Party B and its controlling shareholders or other affiliated companies, affecting the normal operations.

17.2.6.9	Any litigation, arbitration or criminal or administrative penalty takes places resulting with material adverse consequence upon its operation or assets.

17.2.6.10	Project progress obviously is behind the progress of use of the loan.

17.2.6.11	Other occurrences affecting its ability to repay the loan.

17.2.7	The Party B shall not default in management and pursuit the recovery of the debt matured, or dispose of the major existing assets through gratuitous transfer or via other inappropriate methods.

17.2.8

The Party B shall obtain Party A’s formal consent prior to major events such as merger, separation, restructure, transfer of shares, establishment of equity joint venture (or co-operative cooperation), assignment of property, shareholding reform, investment abroad, substantial increase in debt financing.

17.2.9	The Party B shall ensure that during the validity of the Loan Agreement, the Party B’s financial ratios shall not be lower than the benchmark appended below:

assets-liabilities ratio shall not be higher than 80%;
the total amount of financing shall not be higher than RMB Six hundred million Yuan.

17.2.10

The Party B shall issue a written report to the Party A on payment of construction project loan on a regular basis as required by the Party B, and guarantee that the Party B shall not be behind in payment of construction project loan.

17.2.11

Where the loan under this Agreement is used for purpose of real estate development, and after completion of it the Project shall be for lease, before the full repayment of the loan the Party B shall deposit the revenue generated from the leases in the bank account of the Party B opened in the Party A and shall receive the supervision from the Party A.

Section 8

Default

Article 18

Default Conditions

18.1	Party B shall be in default of its obligations under this Agreement if any of the following events occurs:

18.1.1	Party B has violated Article 17.2.1 or Article 17.2.2 of this Agreement and has exceeded the deadline required by Party A to correct;

18.1.2	Party B has violated Article 17.2.3 of this Agreement that failed to employ the loan in term of this Agreement or failed to meet Party A’s requirement of management and report of paying funds;

18.1.3	Party B has violated Article 17.2.4 of this Agreement that failed to repay the loan principal and interest on time upon loan drawdown of this Agreement;

18.1.4

Party B has violated Article 17.2.5 of this Agreement that transferred the debts of this Agreement to the third parties without the consent of Party A; or violated Article 17.2.7 of this Agreement, being lazy to manage and exercise the right of recourse to the maturing bonds, or disposing the main properties that it has already owned in gratuitous method or other improper methods.

18.1.5

Party B has violated Article 17.2.6 of this Agreement and failed to inform Party A timely upon the occurrence of the conditions contained in the above-mentioned article on the side of Party B, or Party B declines to implement additional security measures in relation to the debt repayment under this Agreement as requested by Party A upon his/ her knowledge of the occurrence of the condition contained in the above-mentioned article on the side of Party B, or upon the occurrence of an event which, in the opinion of Party A, will affect the recovery of the loan;

18.1.6	Party B has violated Article 17.2.8 of this Agreement that breach this Agreement in a fundamental respect without the consent of Party A;

18.1.7	Party B has violated Article 15.1, 15.3, 15.7 of this Agreement or has violated Article 15.2, 15.4, 15.5, 15.6, 15.8, 15.9, 15.10, 15.11 and failed to correct immediately under requirement of Party A;

18.1.8	Party B has broken through financial index restrictions under Article 17.2.9 of this Agreement and failed to correct within one month.

18.1.9

Party B has violated Article 17.2.10 of this Agreement that failed to report the payment of construction funds and has exceeded the deadline required by Party A to correct; or defaulted the payment of construction seriously which Party A believed might affect back of the loans;

18.1.10	Party B has violated Article 17.2.11 of this Agreement that failed to deposit the rent income into the account opened by Party A or did not accept the supervision of Party A and corrected immediately.

18.1.11	Party B breached the Agreement in a fundamental aspect by signed effective agreement with other debtors before and failed to solve within three months start from the day of breach.

A material breach means a breach by Party B which would result in the rights of his/ her creditor to lodge a claim amounting to RMB10,000 or above.

18.1.12	Party B has failed to withdraw or use the remit under the requirement of this Agreement;

18.1.13	Party B used the loan in a way that nullify the necessary requirements to avoid the obligation that Party B should delegate Party A to pay funds under Article 8.3.3 of this Agreement;

18.1.14	Party B has violated other obligations under this Agreement;

18.1.15	Other conditions occurring to Party B that Party A has reasons to believe would affect it’s legal rights .

18.2

In case one of following situations occurs for the guarantor, Party A requires that he correct within certain time period, or that Party B add, replace guarantee conditions, in case the guarantor or Party B fails to coordinate, it is deemed as occurring of event of default:

18.2.1	Occurring the situation similar to one of following situations as described in article 17.2.6, 17.2.7 and 17.2.8 of this contract;

18.2.2	Concealing the self-practical capacity of bearing guarantee liability when issuing irrevocable warranty, or obtaining no authorization from the authorities;

18.2.3	Failing to handle annual check and registration procedures in time;

18.2.4	Being negligent to manage and demand due claim, or disposing major properties in hand by free or other improper ways.

18.3

In case one of following situations occurs for the mortgagor (or the pledger), Party A requires that the mortgagor (or the pledger) correct within certain time period, or that Party B add, replace guarantee conditions, in case the mortgagor (or the pledger) or Party B fails to coordinate, it is deemed as occurring of event of default:

18.3.1	Obtaining no ownership or right to dispose to the guaranty (or collateral security), or having disputes to the ownership;

18.3.2	Concealing that the guaranty (or collateral security) is co-owned, leased, sealed up, supervised etc.;

18.3.3	Transferring, leasing, re-mortgaging or disposing the guaranty by any other improper ways by the mortgagor without written consent from Party A;

18.3.4

Causing obvious depreciation of the guaranty because of the mortgagor’s improper keeping, maintenance and repair; or causing depreciation of the guaranty because of the mortgagor’s behaviour which endangers the guaranty directly;

18.3.5	Conducting covering to the guaranty not according to Party A’s requirements within term of mortgage;

18.3.6	Matters as the guaranty is possible to be collected, removed or those influencing the value of the guaranty or Party A’s mortgage.

Article 19

Settlement of Breach Event

Upon occurrence of any one of above breach event, Party A shall have right to accumulatively or respectively take the following actions and Party B has no objection to this:

19.1	To cease the issuance of loan which Party B has not utilized;

19.2	To early recover the principal, interest of the issued loan and related expenses;

19.3

To directly deduct Party B’s deposited at its’ settlement account or other accounts, and commit other branches of China Merchant Bank to deduct Party B’s deposit at such branch to satisfy the whole debts owed by Party B under this contract;

19.4	To change the conditions on committed payment for loan and cancel the “independent payment” made by Party B;

19.5	To recover the loan in accordance with this contract.

Section 9

Alternation to and Cancellation of the Agreement

Article 20

The Agreement may be alternated and cancelled by the parties by written agreement through consultation. The Agreement shall remain effective before such written agreement is reached. Neither party may unilaterally alter, revise or cancel the Agreement without the consent of the other party.

Section 10

Miscellaneous

Article 21

Change in Situation and Force Majeure

21.1

If it becomes illegal for Party A to grant the loan hereunder due to change in applicable law or policy, Party A is entitled to terminate the Agreement and declare acceleration of all granted loans, and Party B shall immediately make repayment as required by Party A.

21.2

If Party A incurs additional cost for performing its lending obligation hereunder due to change in applicable law or policy, Party B shall indemnify Party A for the additional cost as required by Party A.

21.3

If either party or both parties suffer from force majeure in the performance of the Agreement, the affected party is not obliged to indemnify the other party for its loss, provided that the affected party shall notify the other party in a timely manner and take reasonable measures to prevent further loss, or the affected party is liable for such further loss of the other party.

Article 22

Reservation of Rights

In the term of the Agreement, Party A’s tolerance or grace for any default or delay of Party B or Party A’s delay in exercising its interests or rights hereunder shall not impair, affect or limit all of Party A’s interests and rights as a creditor under the Agreement and relevant laws, nor shall it constitute Party A’s permit or license for any breach of the Agreement, nor shall it be deemed Party A’s waiver of its rights to take action against any existing or future breach of the Agreement.

Article 23

Partial Invalidity

In case any provision of the Agreement is invalid, the validity of other provisions shall not be impaired. The parties shall timely handle invalid provisions through consultation. If the invalidity of some provisions has fundamental impact on Party A’s rights hereunder, Party A is entitled to terminate the Agreement and declare acceleration of all granted loans, and Party B shall immediately make repayment as required by Party A.

Article 24

Notice

Party A and the Party B shall send all notices and demands relating to the Agreement in writing.

Notices if delivered in person, shall be deemed served when the recipient signs for receipt (or on the date the recipient refuses delivery if the recipient refuses delivery), if sent by post, shall be deemed served seven days after dispatch, and if sent by fax, shall be deemed served when received by the recipient’s system. Where the Party A notify the Party B of transfer of the creditor’s rights or demand repayment by the Party B through announcement on public media, the notice shall be deemed served on the date of announcement.

The Party A’s correspondence address: 284, Zhonghua Road (N), Guiyang, Guizhou.

The Party B’s correspondence address: 97, Changan Street, Jinsha County, Bijie District, Guizhou.

In case of change in the correspondence address of either party, such party shall promptly notify the other party of change, or it shall be solely liable for potential loss arising therefrom.

Article 25

Other Agreements

25.1

For the drawn amount, Party B agrees to pay principal and relevant interest in instalments at least half a year in the repayment period. See the Attachment for specific repayment schedule. The maturity date specified in the loan note for the drawn amount shall be the repayment date for the last instalment of the drawdown.

25.2	_____________________________________________________________

25.3	____________________________________________________________

Article 26

Constitution of the Agreement

Written supplementary agreements between the parties through consultation in respect of issues uncovered hereunder and alternation to the Agreement, attachments to the Agreement, and loan notes made at the time of drawdown shall be annexes to the Agreement and constitute an integrated party of the Agreement.

Section 11

Governing Law and Dispute Resolution

Article 27

Governing Law

The execution, interpretation and dispute resolution of the Agreement shall be governed by laws of the People’s Republic of China, and the rights and interest of Party A and Party B are protected by laws of the People’s Republic of China.

Article 28

Dispute Resolution

Any dispute arises between the parties in the performance of the Agreement shall be resolved by the parties through consultation. If the dispute cannot be resolved through consultation, either party may (tick only one of the following options):

■ 28.1	File a lawsuit with the People’s Court at the place where Party A is based; or

□ 28.2	Resort to the / Arbitration Commission for arbitration.

□ 28.3	Resort to (if the option is ticked, tick only one of the following options):

□ The China International Economic and Trade Arbitration Commission

□ The China International Economic and Trade Arbitration Commission Branch / for arbitration in accordance with the Arbitration Rules for Financial Disputes.

Article 29

Effectiveness of the Agreement

This Agreement shall come into effect on the date when the legal representatives/ principal officers of authorized representatives of the parties sign/ affix the common/ personal seal to the Agreement and affix the official seal/ special contract seal to the Agreement and shall remain effective till all principals and interests for the loan and all other relevant expenses are settled.

Article 30

Supplementary Provisions

The Contract is made out in eight counterparts with identical effect. Party A, Party B, the Guarantor and the mortgage registration authorities shall each hold a copy.

Special Note:

All terms of the Agreement have been fully negotiated by the parties. Party A has drawn Party B’s close attention to terms exempting Party A from liabilities or limiting Party B’s liabilities, unilaterally granting some rights to Party A, or increasing or limiting Party B’s rights, and advise Party B to understand such terms in a complete and accurate manner. Party A has made relevant explanation for the foregoing terms as required by Party B. The parties have the same understanding of terms of the Agreement.

Party A:  /s/ Guiyang Branch of China Merchants Bank Co., Ltd./ Zhang Qing Dian

Principal Officer or Authorized Representative (signature/ common/ personal seal)

Party B:  /s/ Guizhou Dayun Mining Co. Ltd./ Jia Zhi Gang

Legal Representative/ Principal Officer or Authorized Representative (signature/ common/ personal seal)

Signing date: December 19, 2011

Attachment

Repayment Schedule

Number of Instalments	Repayment Date	Currency and Amount of Principal Repayment
1	June 19, 2015	RMB 40 million
2	December 19, 2015	RMB 40 million
3	June 19, 2016	RMB 50 million
4	December 19, 2016	RMB 50 million
5	June 19, 2017	RMB 60 million
6	December 19, 2017	RMB 60 million